


08001244



ธนาคารกสิกรไทย
KASIKORNBANK 开泰农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.058/2008

February 28, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Feb 28, 08

dlw 3/13

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Prasarn Trairatvorakul
President
Ref. OS. 2024/2008

February 28, 2008

To : The President
The Stock Exchange of Thailand

Subject : Notification of the Resolutions of KASIKORNBANK PCL's Board of Directors Meeting No.2/2551

The Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No.2/2551 held on February 28, 2008 has resolved the following significant matters as follows:

1. To approve the Balance Sheet and Statement of Income for the year ended December 31, 2007 which have been considered by the Audit Committee and audited by the Certified Public Accountant.

2. To approve the appropriation of profit from year 2007 operating results and dividend payment as follows:

- Legal reserve amounting to Baht 760,000,000
- Dividend on ordinary shares at the rate of Baht 2.00 per share, of which the Bank has paid interim dividend at the rate of Baht 0.50 per share on September 27, 2007, and will pay the remaining dividend at the rate of Baht 1.50 on April 28, 2008 to shareholders with names registered in the Register of Shareholders on April 17, 2008 at 1200 hours.

The Board of Directors deemed that the rate of dividend specified above is appropriate, which is 31.88 percent of the 2007 net profit. The Bank's capital funds remain strong to accommodate continuous growth and business expansion.

3. To approve the convening of the General Meeting of Shareholders No. 95 which will take place on Thursday, April 3, 2008 at 1400 hours at the Bank's Head Office No.1 Soi Kasikornthai, Ratburana Road, Khwaeng Ratburana, Khet Ratburana, Bangkok, to consider the following agendas:

1. To consider adopting the Minutes of the General Meeting of Shareholders No. 95
   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the said minutes.

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EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Prasarn Trairatvorakul
President

2. To acknowledge the Board of Directors' report on year 2007 operations
   Board of Directors' opinion : It is considered appropriate to report the year 2007 operations to the Meeting of Shareholders.

3. To consider approving the Balance Sheet and the Statement of Income for the year ended December 31, 2007
   Board of Directors' opinion : It is considered appropriate for the Meeting ofShareholders to approve the Balance Sheet and the Statement of Income for the year ended December 31, 2007 which have been considered by the Audit Committee and audited by the Certified Public Accountant.

4. To consider approving the appropriation of profit from 2007 operating results and dividend payment
   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the appropriation of profit from 2007 operating results and dividend payment as follows;
   - Legal reserve amounting to Baht 760,000,000
   - Dividend on ordinary shares at the rate of Baht 2.00 per share, of which the Bank has paid interim dividend at the rate of Baht 0.50 per share on September 27, 2007, and will pay the remaining dividend at the rate of Baht 1.50 on April 28, 2008 to shareholders with names registered in the Re gister of Shareholders on April 17, 2008 at 1200 hours.

5. To consider the election of directors to replace those retiring by rotation
   Board of Directors' opinion : The Board of Directors, exclusive of the nominated directors, approved the proposal of the Human Resources and Remuneration Committee and considered it appropriate for the Meeting of Shareholders to re-elect Mr. Banyong Lamsam, Pol. Gen. Pow Sarasin, Ms. Elizabeth Sam, Mr. Chaisak Saeng-Xuto, Dr. Schwin Dhammanungune, and Professor Dr. Pairash Thajchayapong who are due to retire by rotation, as the Bank's directors for another term.

6. To consider the appointment of a new director
   Board of Directors' opinion : It is considered appropriate for the Meeting of the Shareholders to appoint Professor Dr. Yongyuth Yuthavong, who has been considered and selected by the Human Resources and Remuneration Committee,

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ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

as director of the Bank. Professor Dr. Yongyuth Yuthavong is fully qualified and possesses no prohibited characteristics as provided or stipulated in the laws currently applicable to the Bank, and has consented to be recommended or nominated as director of the Bank.

7. To consider approving the remuneration of directors
   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the Board of Directors remuneration for 2008 by proposing to increase remuneration for the Board of Directors' Meeting from totaling Baht 1,424,500 per month to Baht 1,769,500 per month, to be in alignment with the directors' remuneration of comparable commercial banks. As for remuneration for the Advisory Directors to the Management Committee, the Board Committees, and the Legal Adviser, as well as the Board of Directors' special bonus, the rate will remain the same as 2007 per the resolution of the Meeting of Shareholders No. 95, as recommended by the Human Resources and Remuneration Committee.

8. To consider the appointment and the fixing of remuneration of the auditor
   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to appoint Mr. Winid Silamongkol CPA Registration Number 3378 or Ms. Somboon Supasiripinyo CPA Registration Number 3737 or Mr. Thirdthong Thepmongkorn CPA Registration Number 3787 or Ms. Wilai Buranakittisopon CPA Registration Number 3920 of KPMG Phoomchai Audit Limited as the Bank's auditor, and to fix the remuneration of the auditor for the year 2008 at Baht 12,080,000 as proposed by the Audit Committee.

9. Other businesses (if any)

The closing date of the Bank's share register book for determining the right to attend the General Meeting of Shareholders No. 96 is from 1200 hours of March 13, 2008 until the General Meeting of Shareholders No. 96 is finished.

Please be informed accordingly.

Yours sincerely,


END

Board of Directors and Executive Administration
Office of Corporate Secretary
Tel. 0 2470 2679